EXHIBIT 99.1

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

To the Shareholders and Directors of IAMGOLD Corporation

The accompanying financial statements, their presentation and the information contained in the annual report, including information determined by specialists, are the responsibility of management. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada. The financial information on the Company presented elsewhere in the annual report is consistent with that in the financial statements.

The integrity of the financial report process is the responsibility of management. Management maintains systems of internal controls designed to provide reasonable assurance that transactions are authorized, assets are safeguarded, and reliable financial information is produced. Management selects accounting principles and methods that are appropriate to the Company’s circumstances, and makes certain determinations of amounts reported in which estimates or judgements are required.

The Board of Directors is responsible for ensuring that the management fulfills its responsibility for financial reporting. The Board carries out this responsibility principally through its Audit Committee. The Audit Committee consists of outside directors. The Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting issues. The Committee satisfies itself that each party is properly discharging its responsibilities; reviews the quarterly and annual financial statements and any reports by the external auditors; and recommends the appointment of the external auditors for review by the Board and approval by the shareholders.

The external auditors audit the financial statements annually on behalf of the shareholders. The external auditors have full and free access to management and the Audit Committee.

Joseph F. Conway	Grant A. Edey
Chief Executive Officer	Chief Financial Officer
March 9, 2006	March 9, 2006

AUDITORS' REPORT

To the Shareholders of IAMGOLD Corporation

We have audited the consolidated balance sheets of IAMGOLD Corporation as at December 31, 2005 and 2004 and the consolidated statements of earnings and retained earnings and cash flows for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP

Chartered Accountants
Toronto, Canada
March 9, 2006, except as to note 17 which is as of March 22, 2006

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars)

December 31, 2005 and 2004

	2005	2004

ASSETS

Current assets:
Cash and cash equivalents	$45,534	$37,152
Short-term deposits	15,823	228
Gold bullion (market value $76,139; 2004 - $63,880) (note 2)	48,840	48,056
Accounts receivable and other	20,267	27,330
Inventories (note 3)	12,825	11,605
	143,289	124,371
Ore stockpiles (note 3)	17,941	16,883
Long-term receivables (note 4)	13,600	6,861
Working interests (note 5)	92,762	92,476
Royalty interests (note 6)	51,482	57,219
Mining interests (note 7)	70,716	72,825
Deferred exploration	962	-
Other assets	3,347	2,481
Goodwill (note 16)	74,886	74,886
	$468,985	$448,002

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Accounts payable and accrued liabilities	$19,892	$14,533
Dividends payable	8,870	7,276
	28,762	21,809

Non-recourse loans payable (note 8)	6,924	10,437
Future income tax liability (note 9)	14,791	18,464
Asset retirement obligations (note 10)	7,506	5,549
	29,221	34,450
Shareholders' equity (note 11):
Common shares (issued: 147,648,127 shares; 2004 - 145,761,646 shares)	352,606	343,957
Stock-based compensation	4,671	5,675
Share purchase loan (note 12)	(296)	(286)
Retained earnings	54,021	42,397
	411,002	391,743
Contingencies and commitments (note 14)
Subsequent event (note 17)
	$468,985	$448,002

See accompanying notes to the consolidated financial statements.

On behalf of the Board:

William D. Pugliese	Joseph F. Conway
Director	Director

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

(Expressed in thousands of U.S. dollars, except per share amounts)

December 31, 2005, 2004 and 2003

	2005	2004	2003

Revenue:
Gold sales	$119,393	$112,663	$96,607
Royalties	10,381	9,209	4,504
	129,774	121,872	101,111

Expenses:
Mining costs, excluding depreciation and depletion	79,288	69,333	56,620
Depreciation and depletion	20,605	20,592	18,385
Amortization of royalty interests	5,737	5,222	2,715
	105,630	95,147	77,720
	24,144	26,725	23,391
Earnings from working interests (note 5)	15,467	13,149	9,650
	39,611	39,874	33,041
Other expenses (income):
Corporate administration (note 13)	9,560	8,135	7,613
Corporate transaction costs	172	11,224	-
Exploration	9,001	7,813	5,496
Other	(381)	776	-
Foreign exchange	187	2,595	576
Investment income	(1,080)	(2,044)	(2,421)
	17,459	28,499	11,264
Earnings before income taxes	22,152	11,375	21,777
Income taxes (recovery) (note 9):
Current	5,907	3,689	4,644
Future	(4,249)	(3,923)	(2,884)
	1,658	(234)	1,760
Net earnings	20,494	11,609	20,017
Retained earnings, beginning of the year	42,397	40,666	27,374
Restatement of opening retained earnings from a change in accounting policy for stock based compensation (note 1(p))	-	(2,602)	-
As restated	42,397	38,064	27,374

Dividends ($0.06 (Cdn$0.07) per share; 2004 - $0.05 (Cdn$0.06) per share; 2003 - $0.05 (Cdn$0.06) per share)	(8,870)	(7,276)	(6,725)
Retained earnings, end of year	$54,021	$42,397	$40,666

Basic and diluted earnings per share (note 11(d))	$0.14	$0.08	$0.14

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2005, 2004 and 2003

	2005	2004	2003

Operating activities:
Net earnings	$20,494	$11,609	$20,017
Items not affecting cash:
Earnings from working interests, net of dividends	(5,514)	(4,432)	(5,658)
Depreciation, depletion and amortization	26,445	25,814	21,191
Writedown	-	318	-
Deferred revenue	-	(1,655)	(1,654)
Future income taxes	(4,249)	(3,923)	(2,884)
Stock-based compensation	1,237	1,577	314
Gain on sale of marketable securities and long-term receivables	-	(1,120)	(1,510)
Unrealized foreign exchange losses	585	1,492	2,995
Change in non-cash current working capital	4,402	(11,778)	(15)
Change in non-cash long-term working capital	(9,357)	(4,219)	(2,158)
	34,043	13,683	30,638
Financing activities:
Issue of common shares, net of issue costs (note 11(a))	6,440	1,108	8,314
Dividends paid	(7,276)	(6,725)	(2,519)
Share purchase loan repayments	-	-	1,469
Proceeds from non-recourse loans	-	-	(9)
Repayments of non-recourse loans	(3,960)	(1,207)	(2,002)
	(4,796)	(6,824)	5,253
Investing activities:
Mining interests	(9,919)	(9,000)	(9,965)
Long-term receivable	2,136	24	785
Distributions received (paid) from (to) working interests	5,228	(28,238)	3,762
Gold bullion	(784)	(773)	(16,154)
Short-term deposits	(15,595)	23,265	(23,493)
Deferred exploration	(962)	-	-
Other assets	(969)	1,833	2,289
Net cash acquired from Repadre Capital Corporation (note 16)	-	-	34,232
	(20,865)	(12,889)	(8,544)
Increase (decrease) in cash and cash equivalents	8,382	(6,030)	27,347
Cash and cash equivalents, beginning of year	37,152	43,182	15,835
Cash and cash equivalents, end of year	$45,534	$37,152	$43,182

Supplemental cash flow information:
Interest paid	$78	$142	$204
Income taxes paid	$5,907	$3,893	$4,441

See accompanying notes to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. Dollars except per share amounts)

1.	SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. Summarized below are those policies considered significant to the Company. These policies are consistent with accounting principles generally accepted in the United States in all material respects except as outlined in note 18. Reference to the Company included herein means the Company and its consolidated subsidiaries and joint ventures.

(a)	Basis of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Interests in joint ventures are accounted for by the proportionate consolidation method. These joint ventures include the Company’s 38% interest in La Société d’Exploitation des Mines d’Or de Sadiola (“Sadiola”) and the Company’s 40% interest in La Société d’Exploitation des Mines d’Or de Yatela (“Yatela”).

(b)	Revenue recognition:

Revenue from the sale of gold is recognized when the gold doré is delivered and title transfers to the refiner.

Royalty revenue is recognized when the Company has reasonable assurance with respect to measurement and collectability. The Company holds two types of royalties:

(i)
Revenue based royalties such as Net Smelter Return (“NSR”) or Gross Proceeds Royalties. Revenue based royalties are based on the proceeds of production paid by a smelter, refinery or other customer to the miner. Royalty revenue is based upon the sale or other disposition of minerals recovered from the property on which the royalty interest is held. The form, manner and timing of the receipt of any specific royalty payment by the Company are governed by the corresponding royalty agreement with the owner of the royalty property.

(ii)
Profits based royalties such as a Net Profits Interests (“NPI”) or a Working Interest (“WI”). An NPI is a royalty based on the profit after allowing for costs related to production. The expenditure that the operator deducts from revenues is defined in the relevant royalty agreements. Payments generally begin after pay-back of capital costs. The royalty holder is not responsible for providing capital nor covering operating losses or environmental liabilities. Revenue is recognized in accordance with the relevant agreement. A WI is similar to a NPI except working interest holders have an ownership position. A working interest holder, to prevent ownership dilution, is liable for its share of capital and operating costs. The Company records its 18.9% interests in Gold Fields Ghana Limited and the Tarkwa mine (“Tarkwa”) and in Abosso Goldfields Limited and the Damang mine (“Damang”) as working interests.

(c)	Gold bullion:

Investments in gold bullion are valued at the lower of average cost and net realizable value.

(d)	Inventories and long-term inventory:
Gold doré and ore stockpiles are valued at the lower of average production cost and net realizable value. Production costs include the cost of materials, labour, mine site overheads and depreciation to the applicable stage of processing. Ore stockpiles are segregated between current and long-term inventory.

Mine supplies are costed on an average purchase cost basis with appropriate provisions for redundant and slow-moving items.

(e)	Marketable securities:

Short-term investments in marketable securities are recorded at the lower of cost or market value. The market values of investments are determined based on the closing prices reported on recognized securities exchanges and over-the-counter markets. Such individual market values do not necessarily represent the realizable value of the total holding of any security, which may be more or less than that indicated by market quotations. Long-term investments in marketable securities are recorded at cost. When there has been a loss in the value of an investment in marketable securities that is determined to be other than a temporary decline, the investment is written down to recognize the loss.

(f)	Loans receivable:

A loan is classified as impaired when, in management’s opinion, there has been deterioration in credit quality to the extent that there is no longer reasonable assurance as to the timely collection of the full amount of principal and interest. Loans where interest or principal is contractually past due are automatically recognized as impaired, unless management determines that the loan is fully secured. When a loan is classified as impaired, recognition of interest in accordance with the terms of the original loan agreement ceases.

(g)	Mining interests, development and exploration properties:

Mining interests represent the capitalized expenditures related to the exploration, development and operation of mineral properties including plant and equipment. Upon commencement of commercial production, all related capital expenditures for any given mining interest are amortized over the estimated economic life using the units-of-production method. If a property is abandoned or deemed economically unfeasible, the related project balances are written off.

Exploration expenses incurred to the date of establishing that a property has mineral resources with the potential of being economically recoverable are charged against earnings. Exploration and development costs incurred subsequent to this date are capitalized until such time as the projects are brought into production or are deemed economically unfeasible. All administrative costs that do not directly relate to specific exploration and development activity are expensed as incurred. Interest costs are not capitalized until the decision to develop a property is made.

(h)	Royalty interests:

The Company records its royalty interests at cost. Cost is defined as the consideration given to acquire the royalty interests plus associated external professional fees and travel expenses. Amortization of producing royalty interests is calculated on a units-of-production basis.

(i)	Impairment of assets:

The Company periodically reviews its mining and royalty interests to ascertain whether an impairment in value has occurred. An asset is considered impaired if its carrying value exceeds its net recoverable amount. Net recoverable amount is managements’ best estimate of undiscounted future cash flows.

If a mining or royalty interest is impaired, it is written down to fair value with the write-down charged to income.

(j)	Goodwill:

Goodwill is tested for impairment at least annually. The fair value of each reporting unit that includes goodwill is compared to the total carrying amount (including goodwill) of that reporting unit. If the fair value exceeds the carrying value, goodwill is not considered to be impaired. If the fair value is less than the carrying value, the fair values of the assets and liabilities within the reporting unit are estimated. The difference between the fair value of the assets and liabilities within the reporting unit and the fair value of the entire reporting unit represents the deemed fair value of the goodwill of the reporting unit. When the carrying value of goodwill exceeds the deemed fair value, the excess is charged to earnings in the period in which the impairment is determined.

(k)	Provision for reclamation and closure:

The Company records the fair value of liabilities for asset retirement obligations in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset. The amount of the liability is subject to re-measurement at each reporting period.

(l)	Translation of foreign currencies:

The functional currency of the Company, its subsidiaries and joint ventures is considered to be the United States dollar. Exchange gains and losses on foreign currency transactions and foreign currency denominated balances are included in earnings in the current year.

(m)	Fair values of financial instruments:

The carrying values of cash and cash equivalents (which include investments with remaining maturities of less than 90 days on purchase), short-term deposits, accounts receivable and other, and accounts payable and accrued liabilities in the consolidated balance sheets approximate fair values due to the short-term maturities of these instruments.

Variable rate non-recourse debt and note receivable instruments are estimated to approximate fair values as interest rates are tied to short-term interest rates.

(n)	Hedging:

The Company has, from time to time, entered into hedging transactions in order to manage exposure to decreasing prices on the sale of future production. Contracted prices on forward sales are recognized in sales as designated production is delivered to meet the commitment.

(o)	Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized. The effect on future tax assets and liabilities of a change in tax rates is recognized in earnings in the year that includes the date of enactment or substantive enactment.

(p)	Stock-based compensation plans:

The Company has three stock-based compensation plans, which are described in note 12.

(i)	Stock options:

Effective January 1, 2004, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3870, “Stock-based compensation and other stock-based payments” (Section 3870) with respect to directors and employees, whereby all stock options granted are accounted for under the fair value-based method. Section 3870 is applied retroactively to all stock-based compensation granted to directors and employees on or after January 1, 2002. Opening retained earnings as at January 1, 2004 have been adjusted downwards by $2,602,000, opening share capital has been adjusted upwards by $173,000 and opening share options has been adjusted upwards by $2,429,000 to reflect the cumulative effect of the change in prior periods. Prior periods have not been restated.

For the year ended December 31, 2003, only the fair value of stock-based compensation granted to non-employees was expensed.

(ii)	Share bonus plan:

The Company expenses share bonuses granted to employees over the three-year vesting period and share bonuses granted to directors when they are granted.

(iii)	Share purchase plan:

The Company expenses its contribution to employees’ share purchase plan when the shares are issued or issuable.

(q)	Earnings per share:

Basic earnings per share is calculated by dividing net earnings by the weighted average number of common shares outstanding during the year. The calculation of diluted earnings per share uses the treasury stock method which adjusts the weighted average number of shares for the dilutive effect of options.

(r)	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported year. The most significant estimates relate to the carrying values of mining interests, goodwill, depreciation and depletion rates, receivables and asset retirement obligations. Actual results could be materially different from those estimates.

2.	GOLD BULLION:

	2005	2004
Ounces held	148,420	146,648
Weighted average acquisition cost ($/oz)	329	328
Acquisition cost	$48,840	$48,056
December 31 spot price for gold ($/oz)	513	436
December 31 market value	$76,139	$63,880

3.	INVENTORIES:

	2005	2004
Gold doré	$4,539	$4,808
Mine supplies	7,457	6,797
Ore stockpiles - current	829	-
	$12,825	$11,605
Ore stockpiles - long-term	$17,941	$16,883

4.	LONG-TERM RECEIVABLES:

	2005	2004
Note receivable from the Government of Mali (note 8)	$4,475	$6,611
Loans receivable (a)	250	250
Amounts due from the Government of Mali (note 14 (a))	8,875	-
	$13,600	$6,861

(a)
The Company holds a loan to Addwest Minerals International Ltd., for which Addwest’s Gold Read gold property in Arizona has been pledged as security. The loan is in default and is recorded on the balance sheet for an estimated fair value of $250,000.

(b)	Long-term accounts receivable represents fuel tax, VAT and stamp duties receivable from the Government of Mali (note 14 (a)) which are not expected to be repaid within one year.

As at December 31, 2005, the Company has recorded allowances of $438,000 (2004 - nil) against its current and long-term accounts receivables.

5.	WORKING INTERESTS:

The Company holds an 18.9% working interest in Gold Fields Ghana Limited (“Tarkwa”), an unlisted Ghanaian company holding 100% of the Tarkwa gold mine in Ghana. The carrying value of this asset was recorded on the balance sheet on January 7, 2003 (note 16) at its fair value of $42,742,000. This amount includes a fair value increment of $4,617,000 which is amortized on a units-of-production basis over the life of the mine.

The Company also holds an 18.9% working interest in Abosso Goldfields Limited (“Damang”), an unlisted Ghanaian company holding 100% of the Damang gold mine in Ghana. The carrying value of this asset was recorded on the balance sheet on January 7, 2003 (note 16) at its fair value of $15,298,000. This amount includes a fair value increment of $6,261,000 which is amortized on a units-of-production basis over the life of the mine.

	Tarkwa	Damang	Total
Balance, December 31, 2003	$48,304	$11,502	$59,806
Investments	28,238	-	28,238
Earnings from working interests	7,740	5,409	13,149
Cash received	(3,992)	(4,725)	(8,717)
Balance, December 31, 2004	$80,290	$12,186	$92,476
Earnings from working interests	13,736	1,731	15,467
Cash received	(15,181)	-	(15,181)
Balance, December 31, 2005	$78,845	$13,917	$92,762

6.	ROYALTY INTERESTS:

Investments in net royalty interests are:

	2005			2004
	Cost	Accumulated Amortization	Net Royalty Interest	Net Royalty Interest
Revenue producing royalties
Diavik (a)	$49,446	$8,351	$41,095	$44,952
Don Mario (b)	4,162	1,606	2,556	3,312
El Limon (c)	1,233	721	512	726
Joe Mann (d)	-	-	-	-
Magistral (e)	3,109	440	2,669	2,847
Rex Diamond (f)	-	-	-	-
Vueltas del Rio (g)	-	-	-	-
Williams Mine (h)	6,203	2,206	3,997	4,729

Non-revenue producing royalties
Dolores (i)	653	-	653	653
	$64,806	$13,324	$51,482	$57,219

Investments in royalty interests include royalties on mineral properties for which economically mineable reserves have yet to be proven. The recovery of these costs is dependent upon the properties’ owners obtaining adequate financing and the development of economic mining operations.

Revenue producing royalties:

(a)	The Company owns a 1% royalty on certain claims in the Lac de Gras region of the Northwest Territories, including the Diavik lands controlled by Aber Diamond Corporation and Diavik Diamond Mines Inc.

(b)	The Company holds a 3% NSR royalty on the Don Mario gold-copper deposit in eastern Bolivia owned by Orvana Minerals Corporation.

(c)	The Company holds a 3% NSR royalty on the El Limon mining operation in Nicaragua owned by Glencairn Gold Corporation (“Glencairn”).

(d)	The Company holds a graduated NSR royalty on the Joe Mann mine in northwestern Quebec owned by Campbell Resources Inc. (“Campbell”) at gold prices at or greater than US$350 per ounce.

(e)
The Company owns a sliding scale NSR royalty on mineral production from the Magistral gold property in Mexico owned by Nevada Pacific Gold Ltd. The royalty rate is 3.5% until 380,000 ounces of gold has been produced and 1% thereafter. In July 2005, mine operations were suspended.

(f)
The Company held the right to receive an income stream equivalent to 2.5% of the gross revenue produced by the sale of all minerals from Rex Diamond Mining Corporation’s (“Rex”) properties in South Africa. In 2004, the Company received 1,100,000 common shares of Rex in exchange for the extinguishment of the royalty and an accounts receivable from Rex.

(g)
The Company holds a 2% NSR royalty on all precious metals produced from the Vueltas del Rio property in Honduras owned by Rio Narcea Gold Mines Ltd. Mining at Vueltas del Rio was completed in March 2004.

(h)
The Company holds 720 units of The Williams Royalty Trust, equivalent to a 0.72% NSR royalty interest in the Williams mine in northern Ontario owned by Teck Cominco Limited and Barrick Gold Corporation.

Non-revenue producing royalties:

(i)	The Company holds a 1.25% NSR royalty on all gold produced from the Dolores property in Mexico owned by Minefinders Corporation Ltd.

On November 28 2005, the Company announced the sale of the majority of its gold royalties to Battle Mountain Gold Exploration Corp. for $21.9 million of cash and share consideration. Closing of this transaction is expected to occur by mid-April, although there is no assurance that the transaction will ultimately close.

7.	MINING INTERESTS:

	Cost	Accumulated depreciation and depletion	Net book value
2005
Plant and equipment	$107,015	$76,983	$30,032
Mining property and deferred costs	111,708	74,493	37,215
Construction in progress	3,513	44	3,469
	$222,236	$151,520	$70,716
2004
Plant and equipment	$101,532	$68,233	$33,299
Mining property and deferred costs	99,846	62,251	37,595
Construction in progress	2,248	317	1,931
	$203,626	$130,801	$72,825

Mining interests are held through:

(a)
A 38% interest in the Sadiola joint venture which holds a mining permit covering the Sadiola Concession. Other shareholders include AngloGold Limited (“AngloGold”) (38%), the Government of Mali (“GOM”) (18%) and International Financial Corporation (“IFC”) (6%).

(b)
A 40% indirect interest in the Yatela joint venture which holds a mining permit and the exploration rights covering the Yatela Gold Concession. Other shareholders include AngloGold (40%) and the GOM (20%).

The GOM interests in Sadiola and Yatela are free and carried interests.

8.	NON-RECOURSE LOANS PAYABLE:

	2005	2004
Yatela - non-recourse project loans	$6,924	$10,437
Note receivable from the Government of Mali, included in long-term receivables (note 4)	4,475	6,611
Net Yatela obligation	$2,449	$3,826

The capital cost of the Yatela mine was funded equally by the Company and AngloGold. Pursuant to a shareholder agreement, AngloGold funded 15% of the project investment on behalf of the Company. This funding constituted a loan to the Company, bearing interest at the London Interbank Offer Rate (“LIBOR”) plus 2%. The Yatela mining permit provides for the return of the project investment capital plus interest, to the Company and AngloGold, before any cash disbursements are made to the project shareholders. Project investment repayments are based on Yatela’s operating cash flows. 15% of Yatela’s project investment repayments will be distributed on behalf of the Company to AngloGold as repayment of the Yatela non-recourse project loan.

As at December 31, 2005, a note receivable of $4,475,000 (2004 - $6,611,000), included in long-term receivables, represents the Company’s portion of all funding made on behalf of the GOM’s free and carried interest. The note bears interest at the LIBOR plus 3%. Yatela project investment repayments will be distributed on behalf of the GOM to the Company as repayment of the note. The Company’s net obligation for the Yatela project is $2,449,000 (2004 - $3,826,000).

After the project investment (principal and interest) is fully repaid to the Company and AngloGold, each will receive 40% of any Yatela cash distributions and the GOM will receive 20%.

9.	INCOME TAXES:

Income tax expense differs from the amount that would have been computed by applying the combined federal and provincial statutory income tax rate of 36% (2004 - 36%; 2003 - 37%) to earnings before income taxes. The reasons for the differences are a result of the following:

	2005	2004	2003

Earnings before income taxes	$22,152	$11,375	$21,777

Income tax provision calculated using statutory tax rates	$8,001	$4,109	$7,975
Increase (reduction) in income taxes resulting from:
Earnings not subject to taxation	(5,607)	(3,852)	(3,358)
Earnings in foreign jurisdictions subject to different tax rates	(79)	(591)	(3,657)
Resource allowance	(411)	(467)	(257)
Change in enacted corporate income tax rates	-	-	429
Foreign exchange loss on future tax liability not tax benefited	208	532	1,364
Expenses not tax benefited	271	727	129
Other	(725)	(692)	(865)
	$1,658	$(234)	$1,760

The Company has a net future tax liability of $14,791,000 (2004 - $18,464,000), which is presented on the balance sheet as:

	2005	2004
Future tax asset	$-	$-
Future tax liability	(14,791)	(18,464)
Net future tax liability	$14,791	$18,464

The components that give rise to future tax assets and future tax liabilities are as follows:

	2005	2004
Future tax assets:
Mining assets	$-	$-
Other assets	135	134
Exploration and development expenses	11,642	11,311
Share issue costs	213	399
Non-capital losses	6,428	7,144
Corporate minimum tax credits	228	221
Net profits interest	605	397
	19,251	19,606
Future tax liability:
Mining assets	(31)	(1,724)
Royalty interests	(21,140)	(22,966)
Net profits interest	-	-
	(21,171)	(24,690)
	(1,920)	(5,084)
Valuation allowance	(12,871	(13,380)
Net future tax liability	$14,791	$18,464

The Company has non-capital loss carry forwards for Canadian income tax purposes of $17,651,000 available to reduce taxable income on or prior to 2012. Approximately $2,600,000 of these non-capital loss carry forwards have not been tax benefited.

The non-capital losses will expire in the following years:

2006	$853
2008	3,418
2009	5,424
2010	4,018
2011	3,369
2012	569
$17,651

10.	ASSET RETIREMENT OBLIGATIONS:

The cost estimates of future asset retirement obligations are based on reclamation standards that meet current regulatory requirements. Elements of uncertainty in estimating these costs include potential changes in regulatory requirements and potential changes in the selected approaches to meet the current or new requirements.

The Company estimates its proportionate share of total future decommissioning and reclamation costs for its mining interests in Mali to be $9,200,000 (2004 - $6,600,000; 2003 - $7,400,000). These estimates are formally reviewed by technical personnel at Sadiola and Yatela every year or more frequently as required by regulatory agencies. The majority of the costs are incurred at the end of the life of the mine, which for purposes of the provision, is based on the current mineral reserve for each mine. On this basis, the majority of costs are estimated to occur in the period 2007 through 2012 and are discounted at 5% per annum to current period values.

	2005	2004	2003
Balance, January 1	$5,549	$5,961	$5,677
Accretion expense	127	298	284
Revision to estimated obligation	1,830	(710)	-
Balance, December 31	$7,506	$5,549	$5,961

11.	SHARE CAPITAL:

(a)	Authorized:

Unlimited first preference shares, issuable in series
Unlimited second preference shares, issuable in series
Unlimited common shares

Issued and outstanding common shares are as follows:

	Number of Shares	Amount
Issued and outstanding, December 31, 2002	79,244,088	$118,289
Shares issued on acquisition of Repadre (note 16)	62,978,855	212,839
Exercise of options	3,110,902	11,080
Issued and outstanding, December 31, 2003	145,333,845	$342,208
Exercise of options	427,801	1,576
Restatement due to change in accounting policy (note 1p)		173
Issued and outstanding, December 31, 2004	145,761,646	$343,957
Exercise of options	1,834,658	8,296
Share purchase plan	31,600	211
Share bonus plan	20,223	142
Issued and outstanding, December 31, 2005	147,648,127	$352,606

(b)	Share options:

The Company has a comprehensive share option plan for its full-time employees, directors and officers and self-employed consultants. The options vest over three years and expire no longer than 10 years from the date of grant. The total number of shares reserved for the grants of share options was 13,250,000, of which an additional 4,000,000 options was added to the reserve on May 16, 2005 and 7,689,128 options remain in reserve. Options issued on the acquisition of Repadre (note 16) are excluded from this number.

A summary of the status of the Company’s share option plan as of December 31, 2005, 2004 and 2003 and changes during the three years then ended is presented below. All exercise prices are denominated in Canadian dollars. The exchange rate at December 31, 2005, 2004 and 2003 were 1.16, 1.20 and 1.30 respectively.

	2005		2004		2003
	Options	Weighted average exercise price ($Cdn)	Options	Weighted average exercise price ($Cdn)	Options	Weighted average exercise Price ($Cdn)
Outstanding, January 1	5,691,899	$5.78	5,414,535	$5.13	4,983,437	$5.18
Granted on acquisition of Repadre (note 17)	-	-	-	-	2,712,000	2.65
Granted	415,000	8.25	755,000	9.02	880,000	7.60
Exercised	(1,834,658)	4.21	(427,801)	3.36	(3,110,902)	3.75
Forfeited	(195,999)	8.19	(49,835)	5.65	(50,000)	4.37
Outstanding, December 31	4,076,242	$6.62	5,691,899	$5.78	5,414,535	$5.13
Exercisable, December 31	2,981,242	$5.95	4,227,733	$4.90	4,033,869	$4.50

The following table summarizes information about stock options outstanding at December 31, 2005:

	Options Outstanding			Options exercisable
Range of Exercise Prices	Number outstanding	Weighted average remaining contractual life - years	Weighted average exercise Price	Weighted number exercisable	Weighted average remaining contractual life - years	Weighted average exercise price
$1.25 - $2.00	148,334	4.4	$1.27	148,334	4.4	$1.27
$3.01 - $4.00	400,000	1.8	3.65	400,000	1.8	3.65
$4.01 - $5.00	190,008	1.4	4.67	190,008	1.4	4.67
$5.01 - $6.00	1,141,400	0.2	5.75	1,141,400	0.2	5.75
$7.01 - $8.00	1,211,500	6.5	7.55	878,167	6.6	7.55
$8.01 - $9.00	315,000	4.5	8.52	-	-	-
$9.01 - $10.00	670,000	3.2	9.02	223,333	3.2	9.02
	4,076,242	3.2	$6.62	2,981,242	2.8	$5.95

The Company expenses the fair value of all stock-based compensation granted on or after January 1, 2002 (note 1p). During 2005, $960,000 (2004 - $1,501,000; 2003 - $314,000) was recorded as compensation expense.

The effect of expensing options granted during 2003 and 2002, on the statement of operations for 2003 is shown on a pro forma basis in the table below:

2003
Net earnings for the year	$20,017
Compensation expense related to fair value of employee stock options	2,474
Pro forma earnings for the year	$17,543
Pro forma earnings per share, basic and diluted	$0.12

The determination of the fair value of options is judgmental. The Company uses values calculated by the Black-Scholes option pricing model as a proxy for such fair value. Use of the Black-Scholes model has become the prevalent practice for estimating fair values of options. The Black-Scholes model, however, has some inherent weaknesses as it assumes that the options are tradable, have no vesting period and are transferable. Because of its limitations, the values produced from the Black-Scholes model do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

The fair value of the options granted subsequent to January 1, 2002 has been estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3%-5%, dividend yield of 1%, volatility factor of the expected market price of the Company’s common stock of 37%; and a weighted average expected life of these options of 4 years or 8 years depending upon the life of the option. The estimated fair value of the options is expensed over the options’ vesting period of 3 years.

(c)	Share purchase plan and share bonus plan:

The Company has a share purchase plan for employees whereby the Company will match the participants’ contribution to purchase a maximum of 750,000 common shares. The plan was activated in 2005 and $136,000 was recorded as compensation expense. Common shares issued under the share purchase plan are restricted for one year.

The Company has a share bonus plan for employees whereby a maximum of 600,000 common shares may be awarded. In 2005, the Company awarded share bonuses totaling 12,833 shares to non-executive board members and recorded $89,000 as compensation expense. In 2004, the Company awarded 22,172 restricted common shares with a value of Cdn$200,000 to be issued over a three-year vesting period, of which 7,390 shares were issued and $51,000 was recorded as compensation expense in 2005 (2004 - $76,000).

(d)	Earnings per share:

Basic earnings per share is computed by dividing earnings available to common shareholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued.

Basic earnings per share computation:

	2005	2004	2003
Numerator:
Net earnings	$20,494	$11,609	$20,017

Denominator (000’s):
Average common shares outstanding	146,650	145,592	142,954

Basic earnings per share	$0.14	$0.08	$0.14

Diluted earnings per share computation:
	2005	2004	2003
Numerator:
Net earnings	$20,494	$11,609	$20,017

Denominator (000’s):
Average common shares outstanding	146,650	145,592	142,954
Dilutive effect of employee stock options	1,243	1,975	2,373

Total average common shares outstanding	147,893	147,567	145,327

Diluted earnings per share	$0.14	$0.08	$0.14

Stock options excluded from the computation of diluted earnings per share which could be dilutive in the future were as follows:

	2005	2004	2003
Outstanding options (000’s):	670	755	120

12.	SHARE PURCHASE LOANS:

The Company provided a non-interest bearing share purchase loan to an officer. This transaction is measured at the exchange amount of consideration established and agreed to by the related parties. At December 31, 2005, the principal amount outstanding of the loan was $296,000 (2004 - $286,000). The principal amount is secured by 140,000 shares of the Company.

13.	RELATED PARTY TRANSACTIONS:

During 2005, the Company obtained management and other services from companies controlled by a director and significant shareholder of the Company in the amount of $185,000. During 2004 and 2003, the Company obtained management, office and other services from companies controlled by directors and significant shareholders of the Company in the amount of $189,000 and $417,000 respectively. These amounts are included in corporate administration expense.

14.	CONTINGENCIES:

In December 2003, the Department of Taxation in Mali performed an audit of the mining operations at the Yatela and Sadiola mines in Mali for the years 2000, 2001 and 2002. The audit report claimed taxes and penalties payable of approximately $15,600,000 of which the Company’s share is $5,900,000. In 2004, Sadiola paid approximately $5,200,000, of which the Company’s share is $2,000,000, as a deposit towards the assessment. Sadiola and Yatela management reviewed the claims with legal and tax advisors and were of the opinion that all taxes were properly paid and that the audit report was without merit. As of December 2004, the Department of Taxation had withdrawn or abandoned significant portions of the audit claims. The Company continues to work with the other partners in the Yatela and Sadiola mines to negotiate a resolution of the remaining audit claims. Rather than commence arbitration to enforce their rights under their original Convention Agreements with the Government of Mali, the Company in conjunction with its partners agreed to a settlement with the Malian Department of Taxation based on the prior payment of $5,200,000. In return for this amount, all items were resolved and the Yatela and Sadiola mines received clarification of future tax treatment which should benefit the mines throughout the remaining mine life.

In December 2005 an additional audit claim for the years 2003 and 2004 was received for the Yatela and Sadiola mines. The mines have made a provision of $2,200,000 for the resolution of the audit claims although the mine management is formally contesting the full amount of the audit claims.

15.	SEGMENTED INFORMATION:

(a)	The Company has identified the following reporting segments. The Company’s share in assets, liabilities, revenue and expenses, and cash flows in those segments are as below:

2005	Joint Venture and Working Interests	Royalties	Corporate	Total
Cash and gold bullion	$7,958	$-	$102,239	$110,197
Other current assets	30,547	-	2,545	33,092
Long-term assets	102,007	67,208	4,559	173,774
Long-term assets related to working interests	151,922	-	-	151,922
	$292,434	$67,208	$109,343	$468,985
Current liabilities	$15,867	$-	$12,895	$28,762
Long-term liabilities	14,461	21,140	(6,380)	29,221
	$30,328	$21,140	$6,515	$57,983

Revenues	$119,393	$10,381	$-	129,774
Earnings from working interests	15,467	-	-	15,467
	134,860	10,381	-	145,241
Operating costs of mine	70,875	-	-	70,875
Depreciation and amortization	20,605	5,737	103	26,445
Exploration expense	370	-	9,001	9,371
Administration and other expenses	7,880	770	8,569	17,219
Interest and investment expense (income), net	163	-	(984)	(821)
Income taxes	3,385	(2,093)	366	1,658
	103,278	4,414	17,055	124,747
Net earnings (loss)	$31,582	$5,967	$(17,055)	$20,494

2004	Joint Venture and Working Interests	Royalties	Corporate	Total
Cash and gold bullion	$11,120	$-	$74,316	$85,436
Other current assets	36,095	-	2,840	38,935
Long-term assets	96,319	72,945	2,730	171,994
Long-term assets related to working interests	151,636	-	-	151,636
	$295,170	$72,945	$79,886	$448,001
Current liabilities	$10,443	$-	$11,366	$21,809
Long-term liabilities	17,710	22,966	(6,226)	34,450
	$28,153	$22,966	$5,140	$56,259

Revenues	$112,663	$9,209	$-	$121,872
Earnings from working interests	13,149	-	-	13,149
	125,812	9,209	-	135,021
Operating costs of mine	68,572	-	-	68,572
Depreciation and amortization	20,592	5,222	78	25,892
Exploration expense	132	-	7,813	7,945
Administration and other expenses	1,571	1,840	20,613	24,024
Interest and investment expense (income), net	(942)	-	(1,845)	(2,787)
Income taxes	5,148	(2,056)	(3,326)	(234)
	95,073	5,006	23,333	123,412
Net earnings (loss)	$30,739	$4,203	$(23,333)	$11,609

2003	Joint Venture and Working Interests	Royalties	Corporate	Total
Cash and gold bullion	$13,504	$-	$100,454	$113,958
Other current assets	28,970	-	2,870	31,840
Long-term assets	105,465	78,667	3,330	187,462
Long-term assets related to working interests	118,966	-	-	118,966
	$266,905	$78,667	$106,654	$452,226
Current liabilities	$14,316	$-	$12,943	$27,259
Long-term liabilities	18,958	23,410	(2,146)	40,222
	$33,274	$23,410	$10,797	$67,481

Revenues	$96,607	$4,504	$-	$101,111
Earnings from working interests	9,650	-	-	9,650
	106,257	4,504	-	110,761
Operating costs of mine	57,135	-	-	57,135
Depreciation and amortization	18,385	2,715	94	21,194
Exploration expense	159	-	5,496	5,655
Administration and other expenses	363	4,173	3,827	8,363
Interest and investment expense (income), net	(1,037)	-	(2,326)	(3,363)
Income taxes	6,129	(978)	(3,391)	1,760
	81,134	5,910	3,700	90,744
Net earnings (loss)	$25,123	$(1,406)	$(3,700)	$20,017

(b)	The Company’s share of mining asset additions in the Company’s joint ventures are $9,919,000 (2004 - $9,000,000; 2003 - $9,965,000).

Goodwill additions in 2005 relating to the Company’s working interests were nil (2004 - nil; 2003 - $59,160,000).

(c)	The Company’s $7,958,000 share of cash (2004 - $11,120,000; 2003 - $13,504,000) in the joint ventures is not under the Company’s direct control.

The Company’s share of joint venture cash flows is as follows:

	2005	2004	2003
Cash flows from operations	$30,226	$24,899	$33,798

Cash flows used in financing	(3,960)	(1,207)	(2,011)

Cash flows used in investments	(7,783)	(8,976)	(9,180)

16.	ACQUISITION:

On January 7, 2003, the Company acquired all of the issued and outstanding shares and assumed all of the common share options of Repadre Capital Corporation (“Repadre”) in exchange for the issuance of 62,978,855 common shares and 2,712,000 replacement common share options (“Options”). Repadre, through its subsidiaries, owns non-controlling interests in mining operations in Ghana and owns royalties in diamond and gold mining operations. The purchase price has been determined to be $218,331,000, including acquisition costs of $820,000.

The acquisition has been accounted for by the purchase method with the fair value of the consideration paid being allocated to the fair value of the identifiable assets acquired and liabilities assumed on the closing date as set out below.

Fair Value

Assets and liabilities acquired:

Cash and cash equivalents	$34,232
Gold bullion	535
Accounts receivable	1,331
Marketable securities	2,481
Long-term receivables	1,444
Working interests	58,040
Royalty interests	65,656
Other assets	60
Accounts payable and other liabilities	(1,096)
Future tax liability	(19,238)
Goodwill	74,886
$218,331

Consideration paid:

Issue of 62,978,855 common shares of the Company	$212,929
Issue of 2,712,000 common share options of the Company	4,582
Cost of acquisition	820
$218,331

17.	SUBSEQUENT EVENT:

On March 3, 2006, the shareholders of Gallery Gold Limited (“GGL”) approved a scheme of arrangement whereby the Company will acquire all of the issued and outstanding shares of GGL in exchange for the issuance of 26,221,468 common shares. All common share options will be settled in cash by the Company. As a result of this transaction the combined company will be held 85% by the Company’s existing shareholders and 15% by GGL’s existing shareholders. GGL, through its subsidiaries, owns a 100% interest in the Mupane gold mine in Botswana and a controlling interest in an advanced exploration project in Tanzania. The purchase price has been determined to be approximately $200 million before acquisition costs.

The acquisition transaction closed on March 22, 2006.

The acquisition will be accounted for under the purchase method with the fair value of the consideration being allocated to the fair value of the identifiable assets and liabilities on the closing date.

18.	SIGNIFICANT DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP:

Canadian generally accepted accounting principles (“Canadian GAAP”) varies in certain significant respects from the principles and practices generally accepted in the United States (“U.S. GAAP”). The effect of these principal differences on the Company’s consolidated financial statements are quantified below and described in the accompanying notes.

Statements of earnings:

	2005	2004	2003
Net earnings for the year reported under Canadian GAAP	$20,494	$11,609	$20,017
Earnings from Sadiola and Yatela under Canadian GAAP, using proportionate consolidation (a)	(16,561)	(17,893)	(15,734)
Equity earnings of Sadiola under U.S. GAAP (a)	8,945	12,024	10,913
Equity earnings of Yatela under U.S. GAAP (a)	1,931	6,605	415
Exploration expensed (b)	(962)	-	-
Stock-based compensation (c)	(4)	31	(2,422)
Amortization of royalty interests (d)	(775)	(561)	(338)
Income taxes on above	249	196	116
	13,317	12,011	12,967
Cumulative impact of change in accounting policy on adoption of SFAS 143 (a)(iii)	-	-	411
Net earnings, U.S. GAAP	$13,317	$12,011	$13,378

	2005	2004	2003
Basic and diluted, net earnings per share, U.S. GAAP:
Before cumulative impact of accounting policy change	$0.09	$0.08	$0.09
Cumulative impact of accounting policy change	-	-	-
Total basic and diluted	$0.09	$0.08	0.09

The cumulative effect of the U.S. GAAP differences discussed below on the Company’s consolidated shareholders’ equity is as follows:

	2005	2004	2003
Shareholders’ equity based on Canadian GAAP	$411,002	$391,743	$384,746
Impact on shareholders’ equity of U.S. GAAP adjustments:
Equity accounting of Sadiola and Yatela (a)	(10,078)	(4,396)	(5,126)
Exploration expensed (b)	(962)	-	-
Accumulated amortization of royalty interests (d)	(1,674)	(899)	(338)
Accumulated income taxes on above	561	312	116
Accumulated other comprehensive income (e)	(22)	236	1,086
Shareholders’ equity based on U.S. GAAP	$398,827	$386,996	$380,484

(a)	Investments in Sadiola, Yatela, Tarkwa and Damang:

Under Canadian GAAP, the Company accounts for its interest in the Sadiola and Yatela joint ventures by the proportionate consolidation method and its interest in the Tarkwa and Damang mines under the equity method as working interests. Under U.S. GAAP, the Company is required to equity account for all of its investments and record in earnings its proportionate share of their net income measured in accordance with U.S. GAAP.
For U.S. GAAP purposes, the Company’s share of earnings from its investments have been adjusted for the following items:

(i)	Deferred development costs:

Under U.S. GAAP, the Company is required to expense all costs prior to the completion of a definitive feasibility study which establishes proven and probable reserves. Under Canadian GAAP, costs subsequent to establishing that a property has mineral resources which have the potential of being economically recoverable, are capitalized.

(ii)	Start-up costs:

U.S. GAAP requires start-up costs to be expensed as incurred. Canadian GAAP allows start-up costs to be capitalized until commercial production is established.

(iii)	Asset retirement obligations:

As of January 1, 2003, the Company adopted the provisions of SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”), with no restatement to prior years. Under Canadian GAAP, the Company adopted CICA Handbook Section 3110: “Asset Retirement Obligations” as of January 1, 2004, with prior years restated, which is consistent with the accounting under SFAS 143. The 2003 earnings reflects an increase of $411,000 relating to the cumulative impact of adopting SFAS 143.

(iv)	Financial instruments:

Under Canadian GAAP the Company has accounted for its gold forward contracts as hedges, and as such, recognized gain and losses on these contracts in the period during which the production against which they were designated is sold. Under U.S. GAAP the majority of these forward contracts are regarded as normal course sale contracts. Certain contracts are regarded as cash flow hedges under U.S. GAAP, as such the effective portions of the changes in the fair value of the derivatives are recorded in other comprehensive income and are recognized in earnings when the hedge item affects earnings.

For equity method investments, the accounting for these investments represents the aggregate of: (a) capital contributions to the joint ventures, (b) the Company’s proportionate share of the net earnings or loss of the joint ventures, net of amortization of the purchase price adjustment (note 6) and (c) distributions from the joint ventures.

(v)	Deferred stripping costs:

Under Canadian GAAP, the Company has capitalized deferred stripping costs at Yatela and will amortize these costs on a units of production basis over the additional reserves that otherwise would not be accessible. Under U.S. GAAP, the Company has expensed these deferred stripping costs during the year incurred.

The changes in the Company’s equity method investments pursuant to U.S. GAAP are as follows:

	2005	2004	2003
Equity method investments, beginning of year	$203,465	$169,345	$116,965
Acquisition of Tarkwa and Damang (note 16)	-	-	58,040
Net earnings	26,713	32,026	21,625
Distributions received	(37,310)	(25,816)	(29,820)
Additional investments	-	27,910	2,535
Equity method investments, end of year	$192,868	$203,465	$169,345

The Company’s proportionate share of the summarized balance sheet information of the equity method investments in accordance with U.S. GAAP, is as follows:

	2005
	Tarkwa	Damang	Sadiola	Yatela	Other	Total
Current assets	$27,520	$11,853	$20,150	$18,174	$181	$77,878
Long-term assets, net	74,240	7,151	64,779	27,150	-	173,320
	$101,760	19,004	$84,929	$45,324	$181	$251,198
Current liabilities	$5,840	$3,097	$11,387	$4,392	$88	$24,804
Long-term obligations and other	17,075	1,990	2,831	11,630	-	33,526
Equity	78,845	13,917	70,711	29,302	93	192,868
	$101,760	$19,004	$84,929	$45,324	$181	$251,198

	2004
	Tarkwa	Damang	Sadiola	Yatela	Other	Total
Current assets	$27,514	$10,740	$29,414	$17,620	$182	$85,470
Long-term assets, net	74,677	5,748	55,725	36,869	-	173,019
	$102,191	$16,488	$85,139	$54,489	$182	$258,489
Current liabilities	$6,009	$3,000	$6,849	$4,141	$88	$20,087
Long-term obligations and other	15,892	1,302	4,744	12,999	-	34,937
Equity	80,290	12,186	73,546	37,349	94	203,465
	$102,191	$16,488	$85,139	$54,489	$182	$258,489

	2003
	Tarkwa	Damang	Sadiola	Yatela	Other	Total
Current assets	$15,916	$6,606	$32,547	$9,742	$185	$64,996
Long-term assets, net	47,951	7,657	59,904	41,157	-	156,669
	$63,867	$14,263	$92,451	$50,899	$185	$221,665
Current liabilities	$3,523	$1,764	$11,064	$5,621	$87	$22,059
Long-term obligations and other	12,040	997	2,766	14,458	-	30,261
Equity	48,304	11,502	78,621	30,820	98	169,345
	$63,867	$14,263	$92,451	$50,899	$185	$221,665

The Company’s proportionate share of the summarized income statement information of the equity method investments in accordance with U.S. GAAP, is as follows:

	2005
	Tarkwa	Damang	Sadiola	Yatela	Other	Total
Revenue	$60,683	$19,287	$75,293	$44,100	$-	$199,363
Expenses (recoveries)	46,947	17,556	66,348	42,169	(370)	172,650
Net earnings	$13,736	$1,731	$8,945	$1,931	$370	$26,713

	2004
	Tarkwa	Damang	Sadiola	Yatela	Other	Total
Revenue	$42,971	$22,799	$62,966	$39,485	$-	$168,221
Expenses (recoveries)	35,231	17,390	50,942	32,880	(248)	136,195
Net earnings	$7,740	$5,409	$12,024	$6,605	$248	$32,026

	2003
	Tarkwa	Damang	Sadiola	Yatela	Other	Total
Revenue	$37,548	$20,698	$62,967	$31,986	$-	$153,199
Expenses (recoveries)	30,809	17,787	51,820	31,394	(236)	131,574
Net earnings	$6,739	$2,911	$11,147	$592	$236	$21,625

(b)	Deferred development costs:

Under U.S. GAAP, the Company is required to expense all costs prior to the completion of a definitive feasibility study which establishes proven and probable reserves. Under Canadian GAAP, costs subsequent to establishing that a property has mineral resources which have the potential of being economically recoverable, are capitalized.

(c)	Stock-based compensation:

The Company accounts for its stock based compensation under U.S. GAAP in accordance with FAS No. 123 for non-employees. Effective January 1, 2003, the Company adopted FAS No. 123 prospectively to all awards granted or modified in respect of employees and directors. Prior to 2003, the Company accounted for its stock based compensation for employees and directors under APB 25. Under Canadian GAAP, stock options granted to non-employees prior to January 1, 2002 and to directors and employees prior to January 1, 2004 are accounted for as capital transactions when the options are exercised.

If the Company had accounted for its stock-based compensation plan for employees and directors under FAS No. 123 since the original effective date of the statement, the pro forma impact would have been as follows:

	2005	2004	2003
Net earnings, U.S. GAAP	$13,317	$12,011	$13,378
Add expense already recognized under APB 25	(4)	1	28
Additional expense under FAS No. 123	(9)	(95)	(322)
Pro forma net earnings	$13,304	$11,917	$13,084

Pro forma earnings per share:
Basic and diluted	$0.09	$0.08	$0.09

(d)	Amortization of royalty interests:

Under Canadian GAAP, depreciation and amortization may be calculated on the unit-of-production method based upon the estimated mine life, whereas under United States accounting principles, the calculations are made based upon proven and probable mineable reserves. This results in a higher amortization charge under U.S. GAAP for revenue producing royalties.

(e)	Marketable securities:

Under U.S. GAAP, marketable securities which are considered “available for sale securities” and are recorded at fair value with any unrealized holding gains and losses excluded from the determination of earnings and reported as a separate component of shareholders’ equity and other comprehensive income.

Balance sheet:

The Company’s balance sheets prepared under U.S. GAAP are presented below:

	2005	2004	2003

ASSETS

Current Assets:
Cash and cash equivalents	$37,575	$26,032	$29,678
Short-term deposits	15,823	228	23,493
Gold bullion	48,840	48,056	47,283
Accounts receivable	384	261	319
Royalty receivables	1,745	2,297	1,658
Related party receivables	51	89	168
Corporate tax receivable	13	-	569
Prepaid expenses	275	192	155
	104,706	77,155	103,323
Marketable securities	1,263	1,580	2,479
Long-term receivable	250	250	975
Equity investments	192,868	203,465	169,345
Royalty interests	49,810	56,320	62,603
Goodwill	74,886	74,886	74,886
Fixed and other assets	2,062	1,196	1,239
	$425,845	$414,852	$414,850
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$1,581	$821	$737
Accrued liabilities	1,410	1,393	1,570
Accrued liabilities - AngloGold	958	995	1,019
Accrued liabilities - legal settlement	-	802	2,900
Dividends payable	8,870	7,276	6,708
Corporate tax payable	-	69	-
Related party payables	-	12	7
	12,819	11,368	12,941

Future tax liability	14,199	16,488	21,425

Shareholders’ equity:
Common shares	359,574	349,736	347,681
Stock options	7,103	9,388	8,789
Contributed surplus	174	78	78
Share purchase loans	(296)	(286)	(266)
Retained earnings	32,294	27,844	23,116
Other comprehensive income	(22)	236	1,086
	398,827	386,996	380,484
	$425,845	$414,852	$414,850

Statements of comprehensive income:

U.S. GAAP requires the disclosure of a statement of comprehensive income. Comprehensive income generally encompasses all changes in shareholders’ equity, except those arising from transactions with shareholders.

The statements of comprehensive income for the years ended December 31, 2005, 2004 and 2003 would be presented as follows on a U.S. GAAP basis:

	2005	2004	2003
Net earnings based on U.S. GAAP	$13,317	$12,011	$13,378
Other comprehensive income (loss):
Marketable securities	(258)	(850)	1,086
Comprehensive income based on U.S. GAAP	$13,059	$11,161	$14,464
Comprehensive income per share, U.S. GAAP: Basic and diluted	$0.09	$0.08	$0.10

Statements of cash flows:

The Company’s statements of cash flows prepared under U.S. GAAP are presented below:

	2005	2004	2003
CASH PROVIDED BY (USED IN):

Operating Activities:
Net earnings, U.S. GAAP	$13,317	$12,011	$13,378
Items not affecting cash:
Depreciation and amortization	6,613	5,783	3,147
Future income taxes	(2,804)	(6,192)	(4,815)
Equity earnings of investees	(26,713)	(32,026)	(21,624)
Stock compensation	964	1,469	2,736
Unrealized foreign exchange losses	585	1,492	3,041
Writedown of marketable securities	-	318	-
Gain on sale of marketable securities and long-term receivables	-	(1,120)	(1,510)
Dividends received from Sadiola	11,780	17,100	15,580
Dividends received from Tarkwa	9,952	3,992	3,992
Dividends received from Damang	-	4,725	-
Changes in non-cash working capital:
Current receivables	454	67	(1,056)
Accounts and related party payables	907	274	(1,521)
Accrued liabilities	(822)	(2,300)	825
Prepaid expenses	(83)	(37)	(129)
	14,150	5,556	12,044
Financing activities:
Issue of common shares, net of issue costs	6,440	1,108	8,314
Dividends paid	(7,276)	(6,725)	(2,519)
Share purchase loan repayments	-	-	1,469
	(836)	(5,617)	7,264
Investing activities:
Receipts (investments) from (in) Tarkwa	5,229	(28,238)	(2,815)
Receipts from Yatela	10,348	328	3,821
Receipts from Damang	-	-	6,707
Short-term deposits	(15,595)	23,265	(23,493)
Other assets	(969)	-	(743)
Purchase of gold bullion	(784)	(773)	(16,154)
Proceeds from disposition of marketable securities	-	1,833	3,032
Net cash acquired from Repadre Capital Corporation (note 17)	-	-	34,232
	(1,771)	(26,850)	28,080
(Decrease)Increase in cash and cash equivalents	11,543	(3,646)	23,895
Cash and cash equivalents, beginning of year	26,032	29,678	5,783
Cash and cash equivalents, end of year	$37,575	$26,032	$29,678
Supplemental cash flow information:
Income taxes paid	$829	$818	$-

Impact of recent United States accounting pronouncements:

In November 2004, the Financial Accounting Standards Board (FASB) issued Statement 151, Inventory Costs. This statement amends ARB 43 to clarify that:

•	abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) should be recognized as current period charges; and

•	requires the allocation of fixed production overhead to inventory based on the normal capacity of the production facilities.

The provisions of this statement are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect the adoption of this statement will have any material impact on its results of operations or financial position.

In November 2004, FASB issued Statement No. 151 which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material as they relate to inventory costing and requires these items to be recognized as current period expenses. Additionally, the allocation of fixed production overheads to the cost of inventory should be based on the normal capacity of the production facilities. FAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not believe that it will be affected by the application of FAS 151.

In March 2005, the FASB ratified Emerging Issues Task Force Issue No. 04-6, “Accounting for Stripping Costs Incurred during Production in the Mining Industry”, (EITF 04-6) which addresses the accounting for stripping costs that should be included as a component of ore stockpiles to be recognized in mining costs. As a result, capitalization of stripping costs is appropriate only to the extent ore stockpiles exist at the end of a reporting period. This statement is effective for fiscal years beginning after January 1, 2006. Adoption of EITF 04-6 will have no impact on the Company’s results of operations or financial position as the Company currently accounts for stripping costs in a similar manner.

In May 2005, FASB issued Statement No. 154 “Accounting Changes and Error Corrections - a replacement of APB No. 20 and FASB Statement No. 3”. This statement replaces APB Opinion No. 20 “Accounting Changes”, and FASB Statement No. 3 “Reporting Accounting Changes in Interim Financial Statements”, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This Statement is effective for accounting changes made in fiscal years beginning after December 15, 2005 and will be applied prospectively.

19.	COMPARATIVE FIGURES:

Certain 2004 and 2003 comparative figures have been reclassified to conform to the financial statement presentation adopted for 2005.